Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kara Water, Inc.
260 Madison Ave, 8th Floor
New York, NY 10016
http://karawater.com/

Up to $3,828,873.23 in Class B Common Stock at $6.37
Minimum Target Amount: $9,994.53

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kara Water, Inc.
Address: 260 Madison Ave, 8th Floor, New York, NY 10016
State of Incorporation: DE
Date Incorporated: July 28, 2020

Terms:

Equity

Offering Minimum: $9,994.53 | 1,569 shares of Class B Common Stock
Offering Maximum: $3,828,873.23 | 601,079 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $6.37
Minimum Investment Amount (per investor): $496.86

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an Indiegogo Backer or prior customer in Kara Water as of 4/1/2025, you are eligible for 1% additional bonus shares and a free set of replacement filters.

Combo/Avid Investor Perk

Early Silver — Invest $1,000+ within the first two weeks and receive 2% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 4% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 6% bonus shares

Volume-Based Perks: $500 - $10,000

Oasis 1 — Invest $1,000+ 1% bonus shares + Champions Group Newsletter + early access to new products

Oasis 2 — Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE

Oasis 3 — Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE

Volume-Based Perks: $25,000 - $50,000

Lake Huron — Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Lake Superior — Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Volume-Based Perks: $75,000 - $150,000

Atlantic Ocean — Invest $100,000+ & receive 10% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE + Kara Pure FREE

Pacific Ocean - Invest $150,000+ and receive 12% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Pod FREE + Kara Pure FREE

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.37 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $6.37. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 4/1/2025, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Additional Disclaimers

*Insiders Group: First to know about upcoming product launches and company developments on a quarterly basis.

*Kara Pure delivery is expected to start September 2026, subject to change.

*Kara Pod delivery is expected to start January 2026, subject to change.

The Company and its Business

Company Overview

Company Overview

Kara Water is an award-winning technology company with the vision to become the global leader in air-to-water products, which create water from the humidity in the air. After going viral with a first-generation product, Kara Pure, Kara Water is the prefered brand of indoor air-to-water products. The future use of air-to-water is limitless from drinking water, beverages, gardens, plants, agriculture, pets, bathrooms to our use of anything related to Earth's most importance substance - water.

Kara Water operates in a total addressable market estimated at approximately $448.9 billion, encompassing the bottled water, coffee appliance, and water purification sectors, according to third-party industry research. The company has generated approximately $2.2 million in revenue to date, including $1.64 million in audited revenue from 2022 through 2024 and unaudited revenue from January through March 2025. Kara Water has also received over 15,500 non-binding product reservations, including 11,718 for its Kara Pod ($599 MSRP) and 3,827 for its Kara Pure 2 ($4,899 MSRP). These reservations represent up to $25.77 million in potential revenue if fully converted. Actual sales results may vary significantly depending on manufacturing, fulfillment, and customer conversion rates. Please refer to our forward-looking disclaimer in the Risk Factors section.

Business Model

Kara Water designs, manufactures and sells innovative air-to-water products, which produce drinking water and other beverages. Our new mass market countertop model is a dual purposed air-to-water dispenser and coffee machine. Kara Water also sells filters and coffee pods for its portfolio of products.

The company has established mass production and a full supply chain system. The company has received CE certification for its flagship product - Kara Pure - on January 2nd 2025. CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

Corporate Structure

Kara Water, Inc. was initially organized as a Delaware corporation on July 28, 2020. On December 16, 2020, Kara Atmosphereic Water, Inc., a New York corporation, merged with and into Kara Water, Inc. under the name of Kara Water, Inc., a Delaware Corporation.

Intellectual Property

The company has three issued patents, two issued trademarks in different stages of approval. We have one patent pending.

Competitors and Industry

Competitors

Kara Water's competitive landscape can be viewed in two ways. First, is the bottled water market. Kara Water is an alternative to purchasing bottled water. However, there are also other air-to-water dispensors that compete with Kara Pure.

From a bottled water perspective, competitors include Acqua Panna, Evian, Figi, Essentia. All of these businesses bottle alkaline water. However, Kara Pure produces water with a higher alkaline level and without the plastic.

Kara Pure's top competitors in the air-to-water dispenser market are Majik Water (founded 2017), Air-O-Water (founder 2020), and SunToWater Technologies (2012).

Majik Water harvests water from the air by pulling air through solar-powered intake fan and absorbing water droplets from moisture in the air. Air-O-Water is a humidity and temperature-driven machine that creates water and conditiones outside air simultaneously. SunToWater Technologies is an air to water generation system powered by solar panels. It can be used for residential and commercial applications.

Industry

Kara Pure serves as an alternative to bottled water. Therefore, we are targeting the bottled water market and the coffee pod market.

Kara Water operates in a total addressable market worth approximately $447.5 billion. Kara Water is targeting the $346 billion global bottled water market, $5.6 billion domestic coffee machine market, $38.1 billion coffee pod market, and a global water purifier market projected to reach $56 billion by 2028.

Current Stage and Roadmap

Current Stage

Kara Water has multiple products and has established mass production and a full supply chain system.

Kara Pure is currently in-market, with hundreds of units already delivered and operational globally. We have further refined the product and are preparing to launch the next generation—Kara Pure 2. To date, we have received 3,827 non-binding reservations for Kara Pure 2, which has a manufacturer’s suggested retail price (MSRP) of $4,899.

Kara Pod, our upcoming mass-market countertop appliance that combines water generation and coffee brewing, is in the final stages of design for manufacturing. We have developed working prototypes and filed a patent for this innovative dual-purpose device. We have received 11,718 non-binding reservations for Kara Pod, which carries an MSRP of $599.

Future Roadmap

We plan to deliver our next generation Kara Pure 2 and our new lower-cost product - Kara Pod - in 2025. As we continue expanding our direct-to-consumer business, we plan to further penetrate the commercial market in hotels, spas and offices. Furthermore, Kara Water is focused on growing our retail presence through channels such a big box stores.

While we expand in the North America, there is potential to expand into Australia and New Zealand through a large distribution partner, who is the sole manufacturer and distributor of iRobot in both countries. Finally, the Company has received CE certification for its flagship product - Kara Pure - on January 2nd 2025. CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

The Team

Officers and Directors

Name: Cody Soodeen

Cody Soodeen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Cody is leads the mission of Kara Water and is the sole executive and principal financial officer. He receives an annual salary of $84,000. He currently owns about 42% of the company equity.

Other business experience in the past three years:

- Employer: Handel Architects

Title: BIM Manager
Dates of Service: August, 2021 - August, 2022
Responsibilities: Cody handled management, transmission, and education of BIM practices within the San Francisco office.

Name: Michael Di Giovanna

Michael Di Giovanna's current primary role is with Drive Time. Michael Di Giovanna currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Michael serves on the board of directors. He does not receive compensation. He currently owns about 8% of the company's equity.

Other business experience in the past three years:

- Employer: Drive Time
  Title: Senior Sales Advisor
  Dates of Service: December, 2020 - Present
  Responsibilities: Michael sells and finances vehicles to customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established

markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Changes in the political, social and economic conditions of our markets may negatively impact our operating results.
Our operations rely upon a third party that operates in China. Any changes that may affect our ability to do business could impair our production.

Limitations imposed by environmental and other regulatory requirements may negatively impact our operating results.
Any environmental or other regulatory rulings that impact our air-to-water system could affect our ability to manufacture and sell our product(s).

Our Strategic Relationships Vary between Companies
Kara Water has entered into partnership relationships with several companies. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listing on the other company's website, placement at the other company's location, and introductions and networking opportunities. At this point, we may be using the partnership relationship to expand the knowledge regarding our product and opening up networking opportunities. Currently, not all of these relationships involve the purchase or sale of our current and future products.

Non-Binding Nature of Product Reservations
The company has received non-binding reservations for future products, including Kara Pod and Kara Pure 2. These reservations represent expressions of interest and do not constitute contractual obligations or guaranteed sales. Customers who made reservations have not necessarily paid for the products, and may cancel their interest at any time. As of the date of this offering, the company has not recognized revenue from these reservations, and actual conversion into sales will depend on factors such as manufacturing timelines, product pricing, customer satisfaction, and market demand. There is no assurance that any meaningful portion of these reservations will result in actual revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cody Soodeen	3,666,000	Class A Common Stock	42.16%
William Irvine	3,142,000	Class A Common Stock	36.14%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Promissory Notes, as amended. As part of the Regulation Crowdfunding raise, the Company will be offering up to 601,079 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 17,040,000 with a total of 8,694,150 outstanding.

Voting Rights

One vote per share.

Material Rights

1. Redemption. The Class A Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class B Common Stock

The amount of security authorized is 7,960,000 with a total of 946,065 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Redemption. The Class B Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Convertible Promissory Notes, as amended

The security will convert into Preferred stock and the terms of the Convertible Promissory Notes, as amended are outlined below:

Amount outstanding: $1,298,000.00
Maturity Date: December 31, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Change of control event or Next Equity Financing (as defined below)

Material Rights

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
Final amount sold: $230,000.00
Use of proceeds: Fulfillment, Marketing, G&A
Date: February 08, 2021
Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
Final amount sold: $180,000.00
Use of proceeds: Fulfillment, Marketing, G&A
Date: April 07, 2022
Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
Final amount sold: $388,000.00
Use of proceeds: Fulfillment, Marketing, G&A
Date: January 14, 2023

Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: October 22, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,212,750.89
  Number of Securities Sold: 707,185
  Use of proceeds: Sales and Marketing of Kara Pure, Product Development, General and Administrative
  Date: January 08, 2025
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: April 08, 2025
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $414,816.66
  Number of Securities Sold: 238,896
  Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A
  Date: March 08, 2025
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,537
  Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A
  Date: March 08, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $714,166 compared to $824,253 in fiscal year 2024.

The increase was due to higher product sales, likely driven by improved marketing efforts and expanded distribution.

Cost of sales

Cost of Sales for fiscal year 2023 was $468,035 compared to $428,698 in fiscal year 2024.

The decrease was due to improved cost efficiencies and potentially better sourcing or production methods.

Gross margins

Gross margins for fiscal year 2024 were 48%, compared to 45% in fiscal year 2023.

The increase was due to lower cost of sales combined with increased revenue, indicating better operational efficiency and pricing strategy.

Expenses

Expenses for fiscal year 2023 were $580,876 compared to $795,603 in fiscal year 2024.

The increase was due to higher general & administrative expenses and expanded sales and marketing efforts to support revenue growth.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are committed to developing new products and continuing sales of our first generation product, Kara Pure. Past cash was primarily generated through sales. Our goal is to begin delivering our new product- Kara Pod- in 2025, therefore increasing overall sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2025, the Company has capital resources available in the form of $330,135.90 cash on hand in our JP Morgan commercial bank accounts, $7,327 in accounts receivable, $89,000 on deposit hold with StartEngine, and about $1,298,000 in convertible notes. The company has no active credit lines, resulting in an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 59% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $49k for expenses related to compensation, vendor payments, and marketing spend.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

Immediately following the raise, we anticipate the monthly expense to not change. However, once we bring on more sales representatives, increase marketing spend, and launch the new product, we expect the expenses to be $75k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a potential sales crowdfunding campaign, equity crowdfunding campaign, preferred stock offering, debt offering for inventory and other general business operations. We are also in conversation with strategic partners and investors.

Indebtedness

- Creditor: 2021 Convertible Note
  Amount Owed: $210,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2022 Convertible Note
  Amount Owed: $200,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2023 Convertible Note
  Amount Owed: $388,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2024 Convertible Note
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2025 Convertible Note
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: Shopify Capital Loan
  Amount Owed: $20,524.62
  Interest Rate: 15.28%
  Maturity Date: October 04, 2025

Related Party Transactions

- Name of Person: Bill Irvine
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Bill entered into Convertible Promissory Notes.
  Material Terms: The amount totals $110,000. The maturity date is 12/31/2025 with an interest rate of 8%. On March 31, 2025, the Company issued a convertible note with principal amount of $50,000 to a majority shareholder (a related party). The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

- Name of Person: Colin Paterson
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Colin entered into Convertible Promissory Notes.
  Material Terms: The amount totals $20,000. The maturity date is 12/31/2025 with an interest rate of 8%.

Valuation

Pre-Money Valuation: $61,408,169.55

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,195,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,994.53 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,828,873.23, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales and Marketing of Kara Pure
  35.0%
  We anticipate using 35% of the funds towards the continued sales and marketing of our current product, Kara Pure.

- Product Development
  48.0%
  We anticipate allocating 48% of the funds towards developing the second generation Kara Pure and a developing new product.

- General & Administrative
  9.5%
  We plan on using 10% of the funds towards general and administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://karawater.com/ (www.karawater.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karawater-3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kara Water, Inc.

[See attached]

Kara Water Inc.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kara Water Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Kara Water Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the period ending December 31, 2024, and December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 31, 2025
Los Angeles, California

KARA WATER INC.
BALANCE SHEETS

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 278,381	$ 5,195
Inventory	131,176	317,702
Prepaids and Other Current Assets	222,129	55,313
Total Current Assets	**631,686**	**378,210**
Fixed Assets	80,335	-
Intangible Assets	107,942	116,995
Total Assets	**$ 819,962**	**$ 495,206**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 43,385	$ 41,921
Credit Cards	79	62,092
Forward Financing	33,394	3,870
Deferred Revenue	502,341	939,417
Accrued Expenses	52,886	-
Other Current Liabilities	15,783	12,249
Accrued Interest on Convertible Notes	112,682	-
Convertible Note, current portion	1,048,000	-
Total Current Liabilities	**1,808,551**	**1,059,550**
Accrued Interest on Convertible Notes	-	48,281
Convertible Note, net of current portion	-	798,000
Total Liabilities	**1,808,551**	**1,905,830**
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Common Stock Class A, $0.0001 par, 11,040,000 shares authorized 8,964,150 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1	1
Common Stock Class B, $0.0001 par, 960,000 shares authorized, 657,056 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	66	-
Additional Paid in Capital	889,303	-
Accumulated Deficit	(1,877,959)	(1,410,625)
Total Stockholders' Equity	**(988,589)**	**(1,410,624)**
Total Liabilities and Stockholders' Equity	**$ 819,962**	**$ 495,206**

See accompanying notes to financial statements.

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 824,253	$ 714,166
Cost of Goods Sold	428,698	468,035
Gross Profit	**395,555**	**246,131**
Operating Expenses		
General and Administrative	599,519	416,262
Selling and Marketing	196,084	164,613
Total Operating Expenses	**795,603**	**580,876**
Net Operating Loss	**(400,048)**	**(334,744)**
Interest Expense	68,239	54,362
Other Income	(952)	(3,039)
Loss Before Provision for Income Taxes	**(467,334)**	**(386,067)**
Provision/(Benefit) for Income Taxes		-
Net Loss	**$ (467,334)**	**$ (386,067)**

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**8,694**	**$ 1**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ (1,010,162)**	**$ (1,010,161)**
Forward Stock Split 1,000-for-1	(8,694)	(1)	8,694,150	1	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-	-	(14,396)	(14,396)
Net Loss	-	-	-	-	-	-	-	(386,067)	(386,067)
Balance—December 31, 2023	**-**	**$ -**	**8,694,150**	**$ 1**	**-**	**$ -**	**$ -**	**$ (1,410,625)**	**$ (1,410,624)**
Issuance of Common Stock, net of issuance cost	-	-	-	-	657,056	66	889,303	-	889,369
Net Loss	-	-	-	-	-	-	-	(467,334)	(467,334)
Balance—December 31, 2024	**-**	**$ -**	**8,694,150**	**$ 1**	**657,056**	**$ 66**	**$ 889,303**	**$ (1,877,959)**	**$ (988,589)**

See accompanying notes to financial statements.

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(467,334)	$	(386,067)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities				
Depreciation		12,966		-
Amortization of Intangibles Assets		9,054		9,054
Prior Period Adjustments		-		(14,396)
PIK Interest Expense		64,401		33,645
Changes in Operating Assets and Liabilities:				
Inventory		186,526		264,953
Prepaids and Other Current Assets		(166,816)		(37,586)
Accounts Payable		1,464		(97,622)
Credit Cards		(62,013)		19,965
Deferred Revenue		(437,076)		(277,697)
Accrued Expenses		52,886		-
Other Current Liabilities		3,534		10,652
Net Cash Used In Operating Activities		**(802,408)**		**(475,099)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets		(93,300)		-
Net Cash Used in Investing Activities		**(93,300)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Forward Financing		29,525		3,870
Borrowing on Convertible Notes		250,000		373,000
Issuance of Common Stock, net of issuance cost		889,369		-
Net Cash Provided by Financing Activities		**1,168,894**		**376,870**
Change in Cash & Cash Equivalents		**273,186**		**(98,230)**
Cash & Cash Equivalents —Beginning of The Year		5,195		103,425
Cash & Cash Equivalents—End of The Year	**$**	**278,381**	**$**	**5,195**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	12,087

See accompanying notes to financial statement

1. NATURE OF OPERATIONS

Kara Water Inc. was formed in Delaware on July 28, 2020. The financial statements of Kara Water Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The Company manufactures and sells air-to-water dispensers and associated products. The company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents do not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for an expected credit loss of $0.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using a weighted-average costing method.

Intangible Assets

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

Kara Water Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer and the Company satisfies its primary performance obligation.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $144,479 and $141,239, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Accounts Receivable	-	32,274
Convertible Notes Receivable	12,000	15,000
Prepaid Expenses	190,805	-
Other Receivables	19,324	8,039
Prepaids and Other Current Assets	**$ 222,129**	**$ 55,313**

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Tax Payable	15,783	12,249
Total Other Current Liabilities	**$ 15,783**	**$ 12,249**

Inventory consists of the following items:

As of December 31,	2024	2023
Kara Pure Device	28,000	265,000
Filters & Other Materials On Hand	103,176	52,702
Total Inventory	**$ 131,176**	**$ 317,702**

4. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of December 31,	2024	2023
Capitalized Research and Development	$ 135,103	$ 135,103
Intangible Assets, at cost	**135,103**	**135,103**
Accumulated Amortization	(27,161)	(18,107)
Intangible Assets, net	**$ 107,942**	**$ 116,995**

Amortization expenses for the fiscal year ended December 31, 2024, and 2023 were in the amount of $9,054 and $9,054, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense
2025	$ 9,054
2026	9,054
2027	9,054
2028	9,054
2029	9,054
Thereafter	62,673
Total	**$ 107,942**

5. CONVERTIBLE NOTES

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 210,000	8.00%	2021	2025	$ -	$ 210,000	$ 210,000	$ -	$ 210,000	$ 210,000
2022 Convertible Note	200,000	8.00%	2022	2025	-	200,000	200,000	-	200,000	200,000
2023 Convertible Note	388,000	8.00%	2023	2025	-	388,000	388,000	-	388,000	388,000
2024 Convertible Note	250,000	8.00%	2024	2025	-	250,000	250,000	-	-	-
Total					**$ -**	**$ 1,048,000**	**$ 1,048,000**	**$ -**	**$ 798,000**	**$ 798,000**

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum.

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion: Upon the Company's next equity financing of preferred shares with gross proceeds of at least $2,000,000, the outstanding principal and accrued but unpaid interest will automatically convert into shares of Standard Preferred Stock. The conversion price for the shares is determined as the lesser of 80% of the price at which the company's Stock is sold in the next financing (a 20% discount) or a price based on a $10,000,000 valuation of the company divided by its Fully Diluted Capitalization immediately prior to the financing and conversion.

Change of Control: In the event of a Change of Control, the Note may, at the option of the majority noteholders, convert into either Cash equal to 1.5 times the outstanding principal and accrued interest or Common Stock at a conversion price based on the valuation cap and Company Capitalization.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

None of the convertible notes were converted as of December 31, 2024. The maturity date of the notes is December 31, 2025; therefore, the entire outstanding balance of the convertible notes has been classified as a current liability.

6. FORWARD FINANCING

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23.

On November 27, 2024, the Company entered into another revenue-based financing loan with Shopify in the amount of $36,000. The loan has an interest rate of approximately 15.28%. The loans are due 311 days after it is funded. The estimated due date is October 04.

The outstanding balance as of December 31, 2024, and December 31, 2023, was $33,394 and $3,870, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 11,040,000 Class A Common Stock shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 8,694,150 shares were issued and outstanding.

Class A common stocks issued under a forward stock split arrangement have a restriction on transferability, and the duration ranges from 2 to 4 years.

Each Holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock.

Class B Common Stock

The Company is authorized to issue 960,000 Class B Common Stock shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 657,056 and 0 shares were issued and outstanding. On January 8, 2025, subsequent to year end, the Company amended and restated its certificate of incorporation to increase the authorized class B stock from 960,000 to 1,960,000.

Each Holder of Class B Common Stock shall be non-voting, and holders thereof shall have no voting rights.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ 138,798	$ 114,662
Valuation Allowance	(138,798)	(114,662)
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ 486,867	$ 348,070
Valuation Allowance	(486,867)	(348,070)
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $1,639,285. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In 2023, two of the company's shareholders entered into a convertible promissory notes arrangement totaling $80,000 carrying an interest rate of 8.00% per annum. The notes have the same conversion feature as discussed in Note 5 of these financial statements. The outstanding balance under these notes as of December 31, 2024, and 2023 is $80,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 31, 2025, which is the date the consolidated financial statements were available to be issued.

On January 8, 2025, subsequent to year end, the Company amended and restated its Certificate of Incorporation to increase its authorized class B common stock from 960,000 shares to 1,960,000 shares.

On March 6, 2025, the Company closed is crowdfunding campaign with StartEngine as its registered platform, wherein the Company was offering common equity at $1.84 per share. From January 1, 2025, till the close of the campaign, the Company received gross proceeds of $265,000 from this offering.

On March 28, 2025, the Company issued a convertible note with principal amount of $100,000 to a certain investor. The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

On March 31, 2025, the Company issued a convertible note with principal amount of $50,000 to a majority shareholder (a related party). The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

There have been no other events or transactions during this time that would have a material effect on these consolidated financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2024, the Company had a net operating loss of $400,048, an operating cash flow loss of $802,408, and liquid assets in cash of $278,381, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

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GET A PIECE OF KARA WATER

Innovative Air-To-Water Technology

Kara Water is developing innovative, sustainable Air-to-Water technology designed for homes, offices, and commercial spaces. We've received over 14,700 preorder indications across our product lines, reflecting strong interest in our next-generation household water solutions. Kara Water has generated over $2.2 million in total sales to date and has a Costco partnership agreement in progress, which may enable future e-commerce distribution. These developments represent meaningful milestones as we position Kara Water for broader retail growth.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Innovative Air-To-Water Technology
TIME
BEST
INVENTIONS
2022
CES
2023

Get Equity
$6.37 Per Share

PREVIOUSLY CROWDFUNDED
$1,627,567.55

MIN INVEST
$496.86

VALUATION
$61.41M

REASONS TO INVEST

BOOMING DEMAND: Our $2.2M in sales*, 11,000 pre-order indications for our new mass market countertop device Kara Pod, and nearly 4,000 for the all-new Kara Pure 2 showcase a rapidly accelerating consumer demand for Air-to-Water technology.*

RETAIL PLATFORM ACCESS: Kara Water has signed a supplier agreement with Costco which enables potential product listing on Costco.com and have established an account to sell on Wayfair. Discussions are ongoing regarding participation in Best Buy Canada's online marketplace. While no purchase orders have yet been placed, Kara Water believes this agreement represents a milestone toward retail expansion.**

PATENTED & SCALABLE INNOVATION: Kara Water boasts award-winning, patent-protected technology and has secured a Tier-1 manufacturing partner to help rapidly scale production to meet demand.

*Preorder indications are non-binding expressions of interest and do not represent guaranteed sales. Actual conversion to revenue may vary based on fulfillment, customer demand, and other factors.

**While these channels offer future distribution potential, no purchase orders or product listings have been finalized as of the date of this offering. Any future sales will depend on successful onboarding, pricing, and demand on those platforms. Participation in third-party marketplaces does not guarantee sales or in-store retail distribution. These platforms are open to many sellers and require separate approvals for product listings, advertising, and fulfillment.

TEAM



Cody Soodeen • Chief Executive Officer, Principal Accounting Officer, Director

My background is in architecture and engineering. My early career was spent developing high-rises and megaprojects including Hudson Yards, Changi Airport T5, and many other major projects around the world. During my career I developed meaningful relationships with many of the top 10 architecture firms and built out the entirety of the first international branch in the UK before departing to go fulltime at Kara Water.

As CEO of Kara Water, my passion for water stems from dealing with bacteria riddled drinking water at a young age. During my studies, I was inspired by the Namibian desert beetle that can turn air in the driest desert in the world into drinking water and then drink it off of it's own back. I realized that if this beetle could do this, then why couldn't we? So, I set out to develop a system that could replicate the beetles natural phenomenon. This led to the creation of Kara Pure which now serves as the primary source of clean drinking water for thousands of people. My goal is to end our reliance on ground water for our drinking water needs and help so many people who experienced similar or worse water issues as myself.

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Raleigh Ormerod • Marketing Advisor

Innovator of the Swiffer Wet Jet at P&G and Colgate Total at Colgate-Palmolive, Raleigh has a track record in marketing and business growth with Fortune 500s and startups with over 100 product launches. Experienced board member, interim executive, business mentor, and civic leader.

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Colin Paterson • Technology Advisor

Colin Paterson has over 30 years' experience in high tech engineering from startups to multibillion dollar companies in the semiconductor, supercomputer and telecommunications sectors. Colin was an early team member at MMC Networks which was an early pioneer for network processor technology capable of wire speed manipulation of telecommunication protocols. Most recently he was part of the business team at 7AC technologies (acquired by Emerson) which was a pioneering startup company that developed ground-breaking liquid desiccant plastic plate membrane isolated technology for large-scale air-conditioning applications. Colin brings his extensive desiccant and technology experience to Kara Water as a co-founder and technology advisor.

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Bill Irvine • Financial Advisor

Bill Irvine advises Kara Water on capital raising and other general business activities, resulting in approxiamately $3,000,000 of capital raised and over $2mm of sales for Kara Water. He is an entrepreneur and has worked for 17 years for hedge funds, which have raised billions in assets. Bill is a mentor for the Cleantech Open accelerator for 6 years and invests in high-impact startups. Bill sits on a nonprofit board for a youth sports club and is on the development committee of a foundation for a rare-genetic-disease. Bill earned an MBA from Columbia Business School and double majored in Statistics & Applied Mathematics and Economics from Johns Hopkins University.

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Michael Di Giovanna • Director

Michael co-founded Kara Water and serves on the board.

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John Vaskis • Business Development Advisor

John Vaskis is a 10+-year veteran of technology sales. He was Indiegogo's first sales team member and built an international salesforce that helped entrepreneurs raise over 2B on the platform. He led sales and partnerships efforts at the experiential marketing platforms b8ta & SHOWFIELDS bringing numerous DTC companies to the masses in person. He is now leading BD efforts for Kara Water to expand their retail and international efforts to bring the best water to the world.

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Harrison Bohrman • Marketing Advisor

Harrison Bohrman led marketing strategy for Kara Water's previous Reg CF rounds, raising $1.68 million, and leads public relations, resulting in coverage of Kara Water in BBC, Forbes and USA Today. He is also an Emmy and Peabody award-winning creative leader and entrepreneur who's launched brands, grown audiences, and delivered engaging content for more than two decades. In addition to working on cutting-edge startups and co-producing The New York Times Critic's Pick documentary "Bomb It", Harrison previously worked at CNN, VICE, and Byron Allen Media.

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THE PITCH

Revolutionizing Clean Drinking with Next-Gen Air-to-Water Tech

Kara Water is transforming clean drinking water access with its award-winning, patented air-to-water technologies that produce high-quality, sustainable, and pure water. Now with the launch of Kara Pure 2, an advanced, next generation model of the flagship Kara Pure product, and Kara Pod, a new dual-purpose self-refilling coffee maker and water dispenser, Kara Water products will soon be found in homes, offices, and places of business everywhere.


Kara Pure 2
An advanced, next generation model of the flagship Kara Pure product
Kara Pod
A new dual-purpose self-refilling coffee maker and water dispenser
KARA POD

THE PRODUCTS

Award-Winning product and Potential Major Retail Partnerships.

Kara Water has received attention from media and early adopters for its innovative Air-to-Water systems, including a feature on NBC's Today Show. We've opened accounts with leading retail platforms such as Costco and Wayfair, and our products have been tested or demoed by early customers, including hospitality and design firms. While we are in discussions with additional retailers, we have not yet received purchase orders or formal listing approvals.

**Mentions of third-party brands or entities do not imply endorsement or a formal business relationship unless explicitly stated. Media coverage and installations may reflect promotional or exploratory use.*


Partnerships with
COSTCO WHOLESALE
wayfair
BEST BUY
Recognition/Awards
TIME BEST INVENTIONS 2022
CES INNOVATION AWARDS 2023 HONOREE
CES Innovation Awards 2025 Honoree
TOP PICKS USA TODAY CES 2025


Well-Known Client List
ROSEWOOD HOTELS & RESORTS
MOEN
HYATT
IKEA
SAMSUNG
CONRAD HOTELS & RESORTS
HouseOfSound NYC

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PROBLEM

Making High Quality Drinking Water Locally Accessible to All

We're disrupting the $348B bottled water industry by bringing clean, filtered water directly to the customer - without relying on plastic bottles, which create waste, or aging water infrastructure, which comes with access issues and contamination concerns. You don't even need plumbing access to use our products. All you need is air - just plug it in!



Our Traction
$2.2M
in lifetime sales
11K+
Kara Pod reservations
3.5K+
Kara Pure 2 reservations
2M
Plastic bottles offset
Do You Trust What's in Your Tap Water?
66 Million of Adults
won't drink tap water, filtered or not.
KARA
and this is where we step in.

Kara Water aims to tackle this issue by providing Air-to-Water technology that extracts moisture from the air and filters it into pure, great-tasting drinking water without any plumbing or external water source needed — ensuring that everyone can get healthy water right in their homes and offices.

Born from founder Cody Soodeen's childhood experience with contaminated well water and inspired by a resilient beetle from the Namib Desert known as Stenocara Gracilipes, that turns air into water using its shell, Kara Pure™ is what we believe is one of the first successful desiccant air-to-water dispensers of mineral-rich alkaline water.



This beetle survives by capturing the water vapor in the air onto its shell. Once it captures enough of it, the beetle will stand on its head and drink the water from its back. The shell of this beetle uses something known as Van Der Wahl Forces to physically attract the water in the air to the surface of its shell and holds it there. Kara Pure replicates this process, to provide you with healthy, safe, and reliable drinking water.

OUR SOLUTION

Commercializing Breakthrough Air-To-Water Technology and Becoming the Next Standard Home Appliances

Our latest innovative products, Kara Pure 2 and Kara Pod, are poised to bring clean drinking water and delicious coffee to the masses. Kara Pod will be one of the lowest cost air-to-water dispensers on the market, with a price point 90% lower than previous models, making this technology more accessible and convenient than ever.




Award-Winning KARA POD
Powered by Air-to-Water Tech
No Water Source Needed for Both Water and Coffee
Nespresso Pods Compatible
CES
2025

★★★★★

"I can't believe that this thing PUMPS out so much water in Arizona! My wife, myself and my dog love it!"

Kerry D. | ARIZONA

★★★★★

"It impresses everyone who comes in and has a drink. I love that I'm not handing them a plastic bottle"

Kathleen V. | TEXAS

★★★★★

"WOW I can not say enough good things about it! It's so nice to have independent and amazing water at home that tastes incredible and is a great alkaline level too"

Malkuth F. | CALIFORNIA

Images of the Kara Pod are computer generated, the product is currently available on the market. This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Disrupting Multi-Billion Dollar Drinking Water and Beverages Industries



$447.4B Markets
Filled with increasing concerns about the long-term accessibility of clean drinking water.
$348B Global bottled water market
$56B Projected global water purifier market by 2028
$38B Coffee pod market
$5.4B Domestic coffee machine market

With over $2.2 million in sales to date and two new products about to launch, Kara Water is becoming a global sensation. We are targeting a global bottled water market of $348 billion and a global water purifier market projected to reach $56 billion by 2028—both of which are being fueled by increasing concerns about the long-term accessibility of clean drinking water. Kara Water is seizing this market opportunity with milestones including:

- Over 590% year-over-year revenue growth from 2022 to 2023
- Over $820,000 in revenue in 2024
- Hundreds of Kara Pure units delivered


KARA
Air-to-Water
TIME BEST INVENTIONS 2022
CES INNOVATION AWARDS 2023
3,500+
Reservations
Becoming a
Global Sensation
Deals in Progress
With Major Retailers
Like Costco, Best Buy,
and Wayfair
Over $820K in
Revenue in 2024
with hundreds of units
delivered
New Tier 1
Manufacturing Partner
to scale production and
accelerate time-to-market
11,000+
Reservations
CES Innovation Awards
2025
Honoree
TOP PICKS
USA TODAY
CES 2025

While Kara Water has established accounts or agreements with select retail and marketplace platforms, no purchase orders or product listings have been finalized as of the date of this offering. Any future sales will depend on successful onboarding, pricing, and customer demand. Participation in third-party marketplaces does not guarantee sales, product placement, or in-store distribution. These platforms are open to many sellers and typically require separate approvals for listings, advertising, and fulfillment.

WHY INVEST

Expanding Water Access for a Healthier Future

Kara Water isn't just about improving the taste and purity of drinking water in homes, offices and places of business—it's about expanding indoor water access and delivering a reliable, affordable, and future-ready solution to people all over the world. With rapidly growing consumer demand, new breakthrough technology, and strategic retail partnerships, Kara Water is poised to transform how the world stays hydrated—and by investing, you can help impact billions of lives as a part of this clean drinking water revolution.


Patent-Protected Technology
Certifications Acquired
for electrical safety and wifi compliance
Be part of this clean drinking water revolution
Let's Transform How the World Stays Hydrated

ABOUT

HEADQUARTERS
260 Madison Ave, 8th Floor
New York, NY 10016

WEBSITE
View Site

Kara Water is developing innovative, sustainable Air-to-Water technology designed for homes, offices, and commercial spaces. We've received over 14,700 preorder indications across our product lines, reflecting strong interest in our next-generation household water solutions. Kara Water has generated over $2.2 million in total sales to date and has a Costco partnership agreement in progress, which may enable future e-commerce distribution. These developments represent meaningful milestones as we position Kara Water for broader retail growth.

TERMS

Kara Water

Overview

PRICE PER SHARE
$6.37

VALUATION
$61.41M

DEADLINE
Jul. 23, 2025 at 6:59 AM UTC

FUNDING GOAL
$10K - $3.83M

Breakdown

MIN INVESTMENT
$496.86

OFFERING TYPE
Equity

MAX INVESTMENT
$3,828,873.23

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
1,569

MAX NUMBER OF SHARES OFFERED
601,079

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$819,962	$495,206
Cash & Cash Equivalents	$278,381	$5,195
Accounts Receivable	$0	$0
Short-Term Debt	$1,808,551	$1,059,550
Long-Term Debt	$0	$846,281
Revenue & Sales	$824,253	$714,166
Costs of Goods Sold	$428,698	$468,035
Taxes Paid	$0	$0
Net Income	-$467,334	-$386,067

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an Indiegogo Backer or prior customer in Kara Water as of 4/1/2025, you are eligible for 1% additional bonus shares and a free set of replacement filters.

Combo/Avid Investor Perk

Early Silver — Invest $1,000+ within the first two weeks and receive 2% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 4% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 6% bonus shares

Volume-Based Perks: $500 - $10,000

Oasis 1 — Invest $1,000+ 1% bonus shares + Champions Group Newsletter + early access to new products

Oasis 2 — Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE

Oasis 3 — Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE

Volume-Based Perks: $25,000 - $50,000

Lake Huron — Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Lake Superior — Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Volume-Based Perks: $75,000 - $150,000

Atlantic Ocean — Invest $100,000+ & receive 10% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE + Kara Pure FREE

Pacific Ocean - Invest $150,000+ and receive 12% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Pod FREE + Kara Pure FREE

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.37 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $6.37. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 4/1/2025, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Additional Disclaimers

**Insiders Group: First to know about upcoming product launches and company developments on a quarterly basis.*

**Kara Pure delivery is expected to start September 2026, subject to change.*

**Kara Pod delivery is expected to start January 2026, subject to change.*

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Forbes

CES 2025: Beverage Startups Changing How We Consume Water, Coffee And Beer

View Article

Time

Pulling Water Out of Thin Air

View Article

USA Today

50 Top Picks for CES

View Article

BBC

How our drinking water could come from thin air

View Article

The Eight Coolest Inventions From the 2025 Consumer Electronics Show

View Article

Show More Press

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

Hi, my name is Cody Soodeen, I'm an architect and the CEO of Kara Water, and I'm passionate about bringing clean drinking water to the world.

I grew up in a small town in Pennsylvania where for many years we unknowingly had bacteria in our well and it really affected my family's health. When we found out, we began to purchase only bottled water. While studying architecture, I learned about this little beetle that lives in the driest desert in the world, the Namib desert. This beetle survives by capturing water vapor in the air on its shell, and when it captures enough of it, it does a handstand, and drinks the water off of its very own back! When I saw this, I thought to myself that if we could replicate this natural phenomenon, it could change how we access clean drinking water everywhere! This was the start of Kara Water.

At Kara Water, we've created an innovative air-to-water dispenser that literally turns the air around you into healthy, safe, and reliable drinking water. We learned that the shell of the beetle uses something called Van Der Wahl forces to physically attract water in the air to the surface of its shell and it holds it there. We've replicated how the beetle does that and scaled the process from a few droplets of water up to 10L per day with our product Kara Pure.

Kara Pure is already serving thousands of people and to date, has offset approximately 1.79 million plastic bottles of water and we'll offset millions more. We have the capability to shrink our technology, make it larger, add solar, produce virtually any amount of water we want on any scale, and we plan to! Our goal is to see air-to-water technology in every home, office, gym, spa, mall, boat, RV, virtually every space that you drink water, in any environment.

Kerry Dunne is one of our customers in Scottsdale Arizona. Here's what he has to say.

Testimonial:

"Hi my name is Kerry Dunne. I'm with R-entertainment. You're in Beautiful Scottsdale Arizona in our office where we have a Kara Water machine, and also if you're at my house you'd see the Kara Water machine in my house. We live in the middle of a desert in Beautiful Scott. Arizona. Every day I wake up to have 2.5 gallons. We were never sure if this is going to be working in the desert, but it does phenomenal.

It's hard carrying 40 bottles of water from Costco into the house every two minutes, so I got rid of that.

I have the most spoiled dog in the world, he's even drinking Kara Water, so it's a great product and I highly recommend everybody just to check it out.

Yanko Design, which boast 3M monthly readers, wrote this; "Kara Pure's high-end engineering with minimalist design are well within the domain of companies like Apple and Dyson!" If that's not a bold enough statement, right afterwards, Kara Pure was chosen as TIME Magazine's Best Inventions of 2022, right after that Kara Pure won the CES Innovation Award in January 2023 and then shortly afterwards, Kara Pure was featured on the TODAY Show!

We have established mass production, warehousing, and logistics, and to date we've generated $1.6M in sales. I personally sit in our factory myself to oversee development, manufacturing, and QC of all of our products and will continue to do so as we push the envelope of innovation. We have exciting developments in the works to enter the mass market and expand our sales channels for Kara Pure through leasing.

Let's end the transportation of bottled water from hundreds or thousands of miles away. Let's end our fear of what's in the water that our kids are drinking and instead, let's together expand air-to-water technology to every home, office, and place of business. They say that water will be the next gold. At Kara Water, we make water.

Support our campaign and together we can bring local drinking water to people all over the world right where they are, with no infrastructure required. We hope that you'll share our campaign and invest in the future of local drinking water.

Sources:

1. Yanko Design monthly readers: https://www.yankodesign.com/tips-publication/

2. TIME Magazine Best Inventions of 2022: https://time.com/collection/best-inventions-2022/6222300/kara-pure/

3. CES Innovation Award: https://www.ces.tech/innovation-awards/honorees/2023/honorees/k/kara-pure.aspx

4. TODAY Show: https://www.today.com/video/hot-new-tech-air-to-water-dispenser-indoor-garden-more-162107973683

Today Show Video:

Tech expert Katie linen doll is here she's got a Roundup of really Innovative gadgets for your home your beauty routine your health

Katie good morning I love when you bring us something that we've never seen before

Yes and let's start it off in the exact fashion because this is something science fiction without the fiction

Starting up is Kara Pure water and it brings water out of pure air and I'm going to show you how this works this really crazy stuff

You can get 10 liters of water out of air every single day, that's about 20 bottles of water and what's really unique about it is it uses a unique technology to actually absorb the air and bring water to life so you have dispensed drinking water in the comfort of your very own home.

You are kidding me!

600 bottles of water you could save every single month.

This is hooked up to nothing? The power is just doing what keep it cold?

And it's no installation, which is a huge bonus. You can have room temperature you can have cold you can have hot and just makes so much sense for, not only great for the environment, but also just makes so much sense for when you're using so many bottles of water.

I have a million questions about this. Why in countries that need water? Like at to scale

It actually is! So I've been following this kind of technology for about 5 years now and it's being used in a number of developing countries or places where they can't get water

Oh my gosh.

and now you can have it in the comfort of your home.

How follow with that that?

That won some awards didn't it?

It did. CES, the consumer electronic show, big innovation award.

How much water do it produce again?

10 Liters

How much is that?

20 bottles.

Okay wow that's a lot I mean its incredible. That's Nobel Peace Prize Winning.

But technology wow. Okay what do we have here:

Well try following that up. What do we have here?

Alright let's go next cuz this is really interesting.

Katie can I drink this?

Yeah absolutely.

Okay.

And it's and it's 9.2 pH so its really good alkaline water

How does it taste?

Taste like Al Roker. Like the Today Show air has been sucked into this thing.

Let's

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "KARA WATER, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF APRIL, A.D. 2025, AT 2:03 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

3332194 8100
SR# 20251435516

Authentication: 203385217
Date: 04-08-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:03 PM 04/07/2025
FILED 02:03 PM 04/07/2025
SR 20251435516 - File Number 3332194

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KARA WATER, INC.

The undersigned, Cody Soodeen, hereby certifies that:

1. The undersigned is the duly elected and acting Chief Executive Officer of Kara Water, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 28, 2020.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is Kara Water, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The total number of shares which the Corporation is authorized to issue is 25,000,000 shares, each with a par value of $0.0001 per share. 17,040,000 shares shall be Class A Common Stock and 7,960,000 shares shall be Class B Common Stock.

(B) **Class A Common Stock.**

1. **Redemption.** The Class A Common Stock is not mandatorily redeemable.

2. **Voting Rights and Powers.** Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders'

meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(C) **Class B Common Stock.**

1. **Redemption.** The Class B Common Stock is not mandatorily redeemable.

2. **Voting Rights and Powers.** Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Restated Certificate inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Restated Certificate or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

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The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed on 4/7/2025.

Cody Soodeen

Cody Soodeen, Chief Executive Officer